[Chapman and Cutler LLP Letterhead]

February 1, 2012

Via Edgar Correspondence
Phil Howell
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Destra Investment Trust II
(File Nos. 333-171933, 811-22523)

Dear Mr. Howell:

This letter responds to your comments regarding the registration statement filed on Form N-1A for Destra Investment Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on November 30, 2011.  Destra Focused Equity Fund and Destra Preferred and Income Securities Fund (each, a “Fund,” and together, the “Funds”) are series of the Trust.  Your comments were transmitted to us via telephone conference on January 9, 2012.  This letter serves to respond to your comments.

Destra Focused Equity Fund

Comment 1

In the Shareholder Fees table on p. 2 of the prospectus, add a CDSC line item and include the expense waiver agreement as an exhibit to the filing.

Response to Comment 1

The table previously had a “Maximum Deferred Sales Charge” line item, but an additional footnote has been added to state that “A contingent deferred sales charge of 1.00% may apply to Class A shares purchased without an initial sales charge if redeemed within 12 months of purchase.”

Comment 2

Under Principal Investment Strategies on p. 2, provide the S&P average market cap of the equity investments.

Response to Comment 2

The prospectus has been revised in accordance with this comment.

Comment 3

Under Adviser Performance on p. 11, is the disclosure regarding all accounts?  If any are excluded, explain why.  P. 14 discloses 26 accounts, so what happened to the other three accounts?

Response to Comment 3

The disclosure has been revised so that the Adviser Performance disclosure is regarding all accounts.

Comment 4

Provide auditor's consent in the filing.

Response to Comment 4

An auditor’s consent is included in the filing.

Comment 5

With respect to the statement of additional information, see Item 16(f)(2) of Form N-1A regarding ongoing arrangements and revise the disclosure accordingly.

Response to Comment 5

There are no arrangements to release holdings contrary to the stated policy, with the exception of information provided to the service providers for the Fund as provided in the disclosure.

Destra Preferred and Income Securities Fund

Comment 6

Under Additional Information about the Investment Policies and Strategies on p. 8, if the Fund invests in other funds, is it a principal investment strategy?  If it is, why is there not an Acquired Fund Fee line item in the fee table?

Response to Comment 6

Although the Fund may invest in other funds, it is not a principal investment strategy and because the acquired fund fees are minimal, there is no Acquired Fund Fee line item in the fee table.

Comment 7

Under Principal Investment Strategies on p. 2, if derivatives are included in the 80% principal investment strategy, please disclose and explain how the derivatives are valued.

Response to Comment 7

The prospectus has been revised in accordance with this comment.

Comment 8

Under Principal Investment Strategies on p. 2, provide the market cap range.

Response to Comment 8

To date, the Fund has invested exclusively in preferred and debt securities and anticipates that it will continue to invest primarily in such securities.   In fact, the Fund compares its performance to a benchmark comprised of hybrid preferred and capital securities.  The weighted average common stock market capitalization of the issuers in that benchmark is approximately $50 billion.   However, referring to common stock market capitalizations of those issuers could be misleading to investors because it may imply that securities have the same trading characteristics as these very large common stock capitalization companies.   Similarly, referring to the average “market capitalization” of the individual preferred securities in the benchmark could be misleading because like all fixed income securities, each issuer likely has multiple pari passu securities outstanding.  In other words, no one specific issue would consequently be reflective of the overall dynamics of the preferred securities of that issuer.

Comment 9

Under Principal Investment Strategies on p. 2, provide disclosure regarding junk bonds.

Response to Comment 9

The prospectus has been revised in accordance with this comment.

Comment 10

Under Principal Risks on p. 3, provide additional disclosure regarding investment companies, convertibles and below investment grade securities.

Response to Comment 10

The prospectus has been revised in accordance with this comment.

Comment 11

On p. 8, convertible securities and investment companies are listed as non-principal, please clarify  the inconsistency as it is listed as principal in the summary.

Response to Comment 11

The prospectus has been revised in accordance with this comment.

Comment 12

Under Additional Information about the Risks on p. 9, make sure that the "Principal Risks" listed here are consistent with those listed under the summary section.

Response to Comment 12

The prospectus has been revised in accordance with this comment.

Comment 13

Under Adviser Performance on p. 18, is the disclosure regarding all accounts?  If any are excluded, explain why.  Please provide the actual name of the index and a description of the index.

Response to Comment 13

The disclosure has been revised so that the Adviser Performance disclosure is regarding all accounts.  The prospectus has been revised in accordance with the comment.

Comment 14

Provide auditor's consent in the filing.

Response to Comment 14

An auditor’s consent is included in the filing.

Comment 15

See Item 16(f)(2) of the firm regarding ongoing arrangements and revise the disclosure accordingly.

Response to Comment 15

There are no arrangements to release holdings contrary to the stated policy, with the exception of information provided to the service providers for the Fund as provided in the disclosure.

***

Tandy Acknowledgment

In connection with the Trust’s registration statement, the Trust acknowledges that;

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

●	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.
Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren